UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the following sentences of the Media Release: “A summary of the scope and key findings of the investigation is attached in Annex 1.”, “Please find the CV of James B. Walker attached in Annex 2.” and “Further information about Credit Suisse can be found at www.credit-suisse.com”. Information contained on our website is not incorporated by reference into this report.

Media release

Board of Directors statement on the findings of the investigation into the observation of Iqbal Khan

Zurich, October 1, 2019 – The Board of Directors of Credit Suisse Group AG took note of the results of the investigation, which Homburger, attorneys-at-law, conducted on behalf of the Board of Directors. A summary of the scope and key findings of the investigation is attached in Annex 1.

The key findings of this investigation are the following:

•
On August 29, 2019, when UBS announced the employment of Iqbal Khan, Credit Suisse’s Chief Operating Officer (COO) ordered the Credit Suisse Head of Global Security Services to initiate the observation of Iqbal Khan.

•
During the Homburger investigation, the COO said that he alone, in order to protect the interests of the bank, decided to initiate the observation of Iqbal Khan, and that he did not discuss it with Credit Suisse’s Chief Executive Officer (CEO), any other member of Credit Suisse’s Executive Board, the Chairman of the Board of Directors of Credit Suisse or the Chairman of its Audit Committee.

•
The Homburger investigation did not identify any indication that the CEO had approved the observation of Iqbal Khan nor that he was aware of it prior to September 18, 2019, after the observation had been aborted.

•
Neither the Homburger investigation nor the observation of Iqbal Khan identified any evidence that Iqbal Khan had attempted to poach employees or clients away from Credit Suisse, contrary to his contractual obligations.

The Board of Directors appreciates taking appropriate measures to protect the company’s interests, including when senior employees leave the company. However, the Board of Directors considers that the mandate for the observation of Iqbal Khan was wrong and disproportionate and has resulted in severe reputational damage to the bank.

The COO assumed responsibility for this matter and submitted his resignation to the Board of Directors, which has been accepted with immediate effect. The bank has also accepted the resignation with immediate effect of the Head of Global Security Services.

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Media release

James B. Walker appointed as Chief Operating Officer of Credit Suisse

Following the resignation of the COO, Pierre-Olivier Bouée, and his consequential stepping down from the Executive Board, the Board of Directors of Credit Suisse has decided to appoint James B. Walker as Chief Operating Officer and member of the Executive Board of Credit Suisse with immediate effect. James B. Walker currently holds several senior roles in the bank’s finance organization, including Chief Financial Officer of our key US subsidiaries and Head of Product Control. James has a long and excellent track record at Credit Suisse and the Board of Directors looks forward to working with him in his new role. Please find the CV of James B. Walker attached in Annex 2.

The Chairman of the Board of Directors, Urs Rohner, and the Chairman of the Audit Committee, John Tiner, will provide further explanation on these decisions at the media conference.

Media Conference – Tuesday, October 1, 2019

A media conference will take place today, October 1, 2019, 8:00am CEST at Forum St. Peter, Zurich. Participation via webcast or telephone conference is also possible on a listen only basis.
Details:
Via Webcast (listen only): live webcast
Via Phone (listen only):
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 89 33

Reference: Credit Suisse media call

Conference ID: 7886329

Please dial in 10 minutes before the start of the call

Further information Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46,360 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may

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Media release

make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
•	our plans, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility and interest rate fluctuations and developments affecting interest rate levels;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•	the ability to achieve our strategic goals, including those related to our targets and financial goals;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
•	the adverse resolution of litigation, regulatory proceedings and other contingencies;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the potential effects of changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Disclaimer

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2019 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Peter Simon
Peter Simon
Date: October 1, 2019		Director